July 17, 2014

Laura Veator

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Filed on July 14, 2014
File No. 333-192989

Dear Ms. Veator:

Set forth below is the response of Medical Transcription Billing, Corp. (“MTBC” or the “Company”), to certain of the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 16, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). As we have discussed, I will call you later this afternoon to confirm that this response answers your questions pertaining to the accounting issues raised in the Comment Letter prior to filing an updated S-1 with responses to all comments contained in the Comment Letter. In this letter, we have recited the comments 5 and 6 from the Staff in italicized, bold type and have followed each comment with the Company’s response.

5.           We note your disclosure that the consideration for your planned acquisitions was contractually adjusted based on the estimated net proceeds of this offering. We further note that the estimated acquisition date fair values of the to-be-acquired assets and liabilities have been revised from the estimated amounts previously disclosed in your amendment filed on July 8, 2014. The revised estimated fair value of the intangible assets is $19.1 million as compared to the previous estimate of $24.9 million. Clarify why the fair value of the intangible assets has changed, and how a decrease in the estimated net proceeds of this offering has resulted in a decrease in the fair value of the intangible assets. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed. Also, clarify whether there have been any changes in revenues, operating results, and customer retention of the targets since March 31 2014. Tell us what consideration you gave to disclosing these factors.

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com

U.S. Securities and Exchange Commission

July 17, 2014

The Company advises the Staff that in accordance with ASC 805 the Company determined a preliminary fair value of the assets acquired and liabilities assumed using an internal model. The preliminary purchase price allocation uses a discounted cash flow model which determines the fair value of the tangible assets and liabilities acquired. Customer relationships and non-compete agreements are the only intangible assets being acquired with more than nominal value, since the Target Sellers do not have proprietary technology and we do not intend to leverage their trade names or trademarks. Our model, for each acquired business, includes assumptions such as revenue growth rates, profitability rates, attrition rates and weighted average costs of capital.

Subsequent to July 8, 2014, our underwriters advised the Company that investors are likely to value our stock at a substantially reduced price, with an indication of $5 per share. Accordingly, we adjusted the price set forth in the prospectus to include a reduced estimated offering price of $5 and, since the number of shares to be issued to the Target Sellers remains fixed, the fair value of the stock portion of the purchase prices was reduced by half. Because the total estimated IPO proceeds are now estimated to be approximately $20 million instead of $30 million, we negotiated a reduction in the cash portion of the purchase prices to be paid to the Target Sellers at closing, promising to share with them any additional cash which might result from underwriters’ exercise of their overallotment option. Since our model of the Target Sellers’ businesses indicates no change to revenues, operating results or customer retention since March 31, 2014, our assumptions regarding future results for each business were not changed. Thus no changes were made to the internal fair value calculations, as a decrease in the estimated net proceeds of this offering does not change the fair value of the intangible assets. The result was negative goodwill, which we recorded as a reduction in the value of customer relationships.

Upon receiving your comment letter and rereading ASC 805-30-25, we have concluded that the negative goodwill should not have been recorded by reducing intangibles but recorded instead as a separate line item. Therefore, as a result of the reduction in the purchase price to be paid to the Target Sellers, we intend to reflect negative goodwill of $5.77 million, and continue to show $24.855 million of intangible assets as we did previously. We will revise the pro forma information in our Registration Statement to reflect this accounting treatment. Note that we do not intend to include a gain related to the negative goodwill in the pro forma information as it is a nonrecurring item directly attributable to the acquisitions.

Our Registration Statement discloses that subsequent to the initial public offering, we will hire a valuation specialist to validate all assumptions and determine an updated purchase price allocation. As required by ASC 805-30-25, if negative goodwill still exists, we will reassess our fair value estimates prior to finalizing our purchase accounting.

The Company advises the Staff that it will revise its disclosures as requested by the Staff.

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com

U.S. Securities and Exchange Commission

July 17, 2014

6.           We note your disclosure on page 1 that if the underwriters’ option to purchase additional shares is exercised in full, the aggregate cash consideration paid to the target sellers will increase to approximately $14.1 million. Clarify whether you consider this payment to represent contingent consideration, and how you have accounted for such payment. Clarify the authoritative accounting literature upon which you relied.

The Company advises the Staff that our arrangements with the Target Sellers now provide that we will allocate the proceeds of any exercise of the overallotment option by the underwriters to the three Target Sellers. This is considered to be contingent consideration under ASC 805. At the time of the preparation of the pro forma financials, the value of the consideration was determined to be nominal as the Company believed the likelihood of the overallotment option being exercised by the underwriters is remote and continue to believe so as of the date hereof. Our underwriters advised us to substantially reduce our offering price, from the range of $9 - $11 per share in our Preliminary Prospectus dated June 13, 2014 to an estimated $5 per share, and indicated they could likely increase the number of shares from 3 million to 4.08 million shares, based on preliminary indications of interest from investors. As a result of investor response to our offering, we assessed likely near term additional share demand at prices above the IPO price as minimal, and hence we concluded that the fair value of the overallotment was nominal.

We will revise our disclosure to note that the overallotment is considered to be contingent consideration; however, the preliminary value was determined by management to be nominal. The consideration expires 30 days from the effective date of the IPO and any variance will be reflected in the income statement, per ASC 805-30-35.

We have disclosed the maximum purchase price to be paid to the Target Sellers if the overallotment were to be fully exercised.

The Company advises the Staff that it will revise its disclosure on page 52 as requested by the Staff.

Sincerely,

/s/ Bill Korn

Chief Financial Officer

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. Alison Newman, Fox Rothschild LLP

Mitchell Nussbaum, Loeb & Loeb LLP

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com